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	United States
Securities and Exchange Commission
	Washington, D.C.  20549


	S C H E D U L E   13G

Under the Securities Exchange Act of 1934

	(Amendment No. 1 )*


	ICU Medical, Inc.
~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~
	(Name of Issuer)


	Common Stock
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	(Title of Class of Securities)


	44930G107
~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~
	(CUSIP number)


	12/31/2004
~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~ ~
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	[ X ]	Rule 13d-1(b)
	[   ]	Rule 13d-1(c)
	[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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 		CUSIP No.  44930G107
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1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Rice Hall James & Associates, LLC


2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	|_|
 	(b)	|_|


3 - SEC USE ONLY


4 - CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

     5 - SOLE VOTING POWER	452,541 Shares

     6 - SHARED VOTING POWER	0 Shares

     7 - SOLE DISPOSITIVE POWER	519,780  Shares

     8 - SHARED DISPOSITIVE POWER  0 Shares


9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	519,780  Shares


10 - CHECK IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN SHARES

	|_|


11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

	3.83%


12 - TYPE OF REPORTING PERSON

	IA, OO




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		CUSIP No.   44930G107
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Item 1(a) Name of Issuer:

	ICU Medical, Inc.


Item 1(b) Address of Issuer's Principal Executive Office:

	951 Calle Amanecer
	San Clemente, CA  92673


Item 2(a) Name of Person Filing:

This statement is being filed by (i) Rice Hall James & Associates, LLC, a Delaware limited liability company and registered investment adviser ("IA") and (ii) RHJ Management Company, LLC, a
Delaware limited liability company ("RHJMC") (collectively, the "Reporting Persons"). RHJMC controls IA by virtue of its position as the majority member of IA.

IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. RHJMCs beneficial ownership of Common Stock is indirect as a result of its control of IA. The beneficial ownership of RHJMC is reported solely because
Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by RHJMC are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of RHJMC to IA referred to above.

Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.


Item 2(b) Address of Principal Business Office of Person Filing:

	Principal Business Offices of IA and RHJMC are located at:

	600 West Broadway, Suite 1000
	San Diego, CA 92101


Item 2(c) Citizenship:

	IA is a Delaware limited liability company.
	RJHMC is a Delaware limited liability company.


Item 2(d) Title of Class of Securities:

	Common Stock


Item 2(e) CUSIP Number:

	44930G107


Item 3    Eligibility to File Schedule 13G:

If this statement is filed pursuant to Section 240.13d(b) or Sections 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)		Insurance Company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).
(d)		Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C. 80a-8).

(e)	|x|	An investment adviser in accordance with Section 240.13D-
		1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	|x|	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813)
(i)		A church plan that is excluded from the definition of an investment
		company under section 3(c)(114) of the Investment Company Act
		of 1940 (15 U.S.C. 80a-3);
(j)		Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4    Ownership:

		Common Stock

(a) Amount beneficially owned:		519,780   shares

(b) Percent of class:			3.83%

(c) Number of shares as to which the Joint Filers have:

	(i)	Sole power to vote or to direct the vote	452,541 shares.

	(ii)	Shared power to vote or to direct the vote   0 shares.

	(iii)	Sole power to dispose or to direct the disposition of   519,780 shares.

	(iv)	Shared power to dispose or to direct the disposition of   0 shares.


Item 5    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

    	| X |


Item 6	Ownership of More than Five Percent on
	Behalf of Another Person

IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to investment advisory clients of IA. No single investment advisory client of IA owns more than 5% of the Common Stock.


Item 7	Identification and Classification of the Subsidiary, which
	Acquired the Security Being reported on by the Parent Holding Company:

RHJMC is a parent holding company for purposes of the Schedule 13G. IA is a direct subsidiary of RHJMC, and IA acquired the security being reported
on by RHJMC.   IA is a registered investment adviser.  See Exhibit B.


Item 8    Identification and Classification of Members of the Group:

Not applicable


Item 9    Notice of Dissolution of Group:

Not applicable


Item 10   Certification:

		CERTIFICATION AND SIGNATURE

(a)	The following certification shall be included if the statement is
	filed pursuant to 240.13d-l (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2005



RICE HALL JAMES & ASSOCIATES, LLC


By:		/s/ Tami Pester
	----------------------------------
	Tami M. Pester
	Chief Compliance Officer


RHJ MANAGEMENT COMPANY, LLC


By:		/s/ Kevin Hamilton
	----------------------------------
	Kevin T. Hamilton
	Manager



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			EXHIBIT A

	Identification and Classification of Members of the Group
	--  --  --  --  --  --  --  --  --  --  --  --  --  --

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:


Name:			Classification:

Not applicable.		Not applicable.






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			EXHIBIT B

	Joint Filing Agreement Pursuant to Rule 13d-1
	--  --  --  --  --  --  --  --  --  --  --  --  --  --

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934
(the Act) by and among the parties listed below, each referred to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  February 23, 2005



RICE HALL JAMES & ASSOCIATES, LLC

By:		/s/ Tami Pester
	----------------------------------
	Tami M. Pester
	Chief Compliance Officer


RHJ MANAGEMENT COMPANY, LLC


By:		/s/ Kevin Hamilton
	----------------------------------
	Kevin T. Hamilton
	Manager